Exhibit 2.1

FIRST AMENDMENT TO SECOND AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This First Amendment to the Second Amended and Restated Agreement and Plan of Merger (this “Amendment”) is effective as of August 18, 2021.

WHEREAS, Net Element, Inc., a Delaware corporation (“Parent”), Mullen Acquisition, Inc., a California corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Mullen Technologies, Inc., a California corporation (“Mullen Technologies”), and Mullen Automotive, Inc., a California corporation and a wholly-owned subsidiary of Mullen Technologies (the “Company”), are parties to that certain Second Amended and Restated Agreement and Plan of Merger, dated as of July 20, 2021, (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

WHEREAS, Subsection (c) of Section 1.04 of the Agreement provides that Parent shall amend its Certificate of Incorporation to, among other things, authorize a sufficient number of shares of three series of preferred stock of Parent with identical rights, preferences and privileges currently afforded holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock of the Company.

WHEREAS, the parties wish to amend Subsection (c) of Section 1.04 of the Agreement and Exhibit F to the Agreement (the Parent COI Amendment) to provide that Series A Preferred Stock shall have the liquidation preference as set forth in this Amendment.

WHEREAS, Subsection (b) of Section 6.07 of the Agreement provides that the period during which the Parent shall maintain in effect the current directors’ and officers’ liability insurance policies is at least two years from the Merger Effective Time.

WHEREAS, the parties wish to amend Subsection (b) of Section 6.07 of the Agreement to increase such period to six years from the Merger Effective Time.

WHEREAS, Section 8.03 of the Agreement permits the Agreement to be amended by amendment in writing signed by Parent, Merger Sub and the Company.

WHEREAS, each of the Parent Board, the Merger Sub Board and the board of directors of the Company has approved and adopted this Amendment.

NOW THEREFORE, in consideration of the mutual covenants contained herein, Parent, Merger Sub and the Company hereby agree that the Agreement shall be amended as follows:

1.           Recitals. All of the recitals contained herein are true and correct and are incorporated herein by this reference.

2.           Amendments.

(a)	Subsection (c) of Section 1.04 of the Agreement is hereby amended and restated in its entirety as follows:

“(c) Parent shall amend its Certificate of Incorporation to (i) authorize a sufficient number of shares of three series of preferred stock of Parent with identical rights, preferences and privileges currently afforded holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock of the Company, provided, however, that holders of Series A Preferred Stock shall have the liquidation preference as set forth in Exhibit F attached to this Agreement (upon the Parent Board’s designation of such new series of preferred stock, such stock shall be referred to as “Parent Series A Preferred Stock,” “Parent Series B Preferred Stock” and “Parent Series C Preferred Stock”) and (ii) change its name to “Mullen Automotive, Inc.” (the “Parent COI Amendment”).”

(b)	Subsection (b) of Section 6.07 of the Agreement is hereby amended and restated in its entirety as follows:

“(b) Parent shall maintain in effect for at least six years from the Merger Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable) with respect to matters occurring prior to the Merger Effective Time.”

(c)

Each of Exhibit F attached to this Agreement and the Parent COI Amendment (set forth in Exhibit F to the Agreement) is hereby amended by amending and replacing subsection (c) to Article III, Section B.2 of the Parent COI Amendment in its entirety as follows:

“Upon the completion of the distribution required by subsections (a) and (b) of this Section 2, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any Proceeds to the holders of the Common Stock, by reason of their ownership thereof, $0.10 per share for each share of the Series A Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like with respect to the Series A Preferred Stock), plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (c). Upon the completion of the distribution required by subsection (a), (b) and the first and second sentence of this subsection (c) of this Section 2, any remaining Proceeds available for distribution to shareholders shall be distributed among the holders of Common Stock pro rata, based on the number of shares of Common Stock held by each (assuming full conversion of all such Preferred Stock).”

3.          Limited Effect. Except as expressly amended and modified by this Amendment, the Agreement shall continue to be, and shall remain, in full force and effect in accordance with its terms.

4.          Governing Law. This Amendment and the rights and obligations of the parties hereto shall be construed in accordance with and governed by the internal laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

5.          Counterparts. This Amendment may be executed simultaneously in any number of counterparts. Each counterpart shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Amendment in Portable Document Format (PDF) or by facsimile transmission shall be as effective as delivery of a manually executed original counterpart of this Amendment.

[Signatures are on next page.]

IN WITNESS WHEREOF, the parties to this Amendment have caused their names to be signed hereto by their respective officers thereunto duly authorized as of the date first set forth above.

MULLEN AUTOMOTIVE, INC.

By: /s/ David Michery

Name: David Michery

Title:   Chief Executive Officer

MULLEN TECHNOLOGIES, INC.

By: /s/ David Michery

Name: David Michery

Title:   Chief Executive Officer

NET ELEMENT, INC.

By: /s/ Oleg Firer

Name: Oleg Firer

Title:   Chief Executive Officer

MULLEN ACQUISITION, INC.

By: /s/ Oleg Firer

Name: Oleg Firer

Title:   President